

April 20, 2021

Joshua Goldstein
General Counsel and Secretary
Masterworks 043, LLC
497 Broome Street
New York, New York 10013

      Re: Masterworks 043, LLC
          Amended Offering Statement on Form 1-A
          Filed March 22, 2021
          File No. 024-11457

Dear Mr. Goldstein:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amended Offering Statement

General

1.   With respect to the accrual of management fees once 95% of the shares offered have been issued, please revise to clarify, if true, that management fees on the remaining 5% of the offering will not accrue until such funds have been fully paid.

2.   We note your response to prior comment 2. Please revise the offering statement to ensure that your disclosure regarding qualification rights is consistent with the language included in other recent filings by Masterworks entities.

3.   Please tell us what consideration you have given to including a risk factor relating to your ability to waive, in your sole discretion, the 19.99% ownership cap.

4.   We note Section 2.4 of the LLC agreement, which permits members to irrevocably limit or eliminate their voting rights in certain circumstances. Please revise your disclosure to

enhance the description of the provision, including the minimum holdings a member must have in order to take advantage of the provision and the public filing disclosure consequences for a member that takes advantage of the provision. In addition, tell us what consideration you have given to including risk factor disclosure discussing the risks associated with this provision. Finally, give us your legal analysis as to whether you are required to disclose the number of shares that are outstanding but that are ineligible to vote due to such provision. In this regard, we note Item 12(b)(2) of Form 1-A, that a decrease in the proportion of a member's shares that have voting rights may result in an increase in the proportion of other members' shares that do/do not have voting rights, and that such disclosure may be generally beneficial for investors to have.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Patrick Kuhn at (202) 551-3308 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Laura Anthony, Esq.